UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2023).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:        November 14, 2022

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the six months ended September 30, 2022 <Under Japanese GAAP>	November 14, 2022

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: November 29, 2022

Dividend payment date: December 2, 2022

Investors meeting presentation for quarterly financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

  1. Consolidated financial results (for the six months ended September 30, 2022)

   (1) Operating results

	(Millions of yen, except per share data and percentages)
	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Six months ended September 30, 2022	¥ 2,916,911	48.4%	¥726,071	15.2%	¥525,427	15.2%

Six months ended September 30, 2021	1,965,482	0.8	630,028	81.9	456,068	68.8

Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2022: ¥705,361 million [ 14.7%]
		(b) for the six months ended September 30, 2021: ¥614,901 million [(11.0)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2022	¥ 383.23	¥ 383.10

Six months ended September 30, 2021	332.74	332.59

   (2) Financial position

	(Millions of yen, except percentages)
	Total assets	Net assets	Net assets ratio
As of September 30, 2022	¥ 271,748,777	¥ 12,760,842	4.7%

As of March 31, 2022	257,704,625	12,197,331	4.7

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2022: ¥12,652,776 million (b) as of March 31, 2022: ¥12,098,215 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

  2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2022	¥ —	¥ 105.00	¥ —	¥ 105.00	¥210.00
Fiscal year ending March 31, 2023	—	115.00
Fiscal year ending March 31, 2023 (Forecast)			—	115.00	230.00

Note:	Dividend forecast which was announced in May 2022 is revised.

  3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2023)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2023	¥770,000	9.0%	¥580.35

Notes:	1.	Earnings forecast which was announced in May 2022 is revised.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of September 30, 2022. The Board of Directors resolved on November 14, 2022 to repurchase its own shares, and the number of issued common stocks (excluding treasury stocks) is taking into account the impact of repurchase of its own shares.

* Notes

 (1) There were no changes in material consolidated subsidiaries in the period.

 (2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

      Note: For more details, see page 2 “1. Matters related to summary information (Note).”

 (3) Number of shares issued (common stocks)

	As of September 30, 2022	As of March 31, 2022
(a) Number of shares issued (including treasury stocks)	1,374,691,194 shares	1,374,362,102 shares
(b) Number of treasury stocks	3,466,127 shares	3,542,321 shares

	Six months ended September 30, 2022	Six months ended September 30, 2021
(c) Average number of shares issued in the period	1,371,054,006 shares	1,370,657,068 shares

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2022)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income

Six months ended

September 30, 2022	¥ 181,031	26.0%	¥ 47,872	9.1%	¥ 44,467	16.1%	¥ 47,421	13.2%

September 30, 2021	143,717	(13.0)	43,883	(37.3)	38,309	(41.4)	41,886	(37.8)

	Earnings per share

Six months ended

September 30, 2022	¥ 34.59

September 30, 2021	30.56

Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the same period in the previous year.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of September 30, 2022	¥ 16,943,793	¥ 6,003,138	35.4%

As of March 31, 2022	16,253,088	6,105,832	37.6
Note:	Stockholders’ equity:
(a) as of September 30, 2022: ¥6,001,937 million (b) as of March 31, 2022: ¥6,104,357 million

[Note on interim audit procedures]

This report is out of the scope of the interim audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the six months ended September 30, 2022 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Note)

Changes in accounting policies due to application of new or revised accounting standards

Application of Implementation Guidance on Accounting Standard for Fair Value Measurement

The Company applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) from the beginning of the period for the six months ended September 30, 2022. In accordance with the transitional treatment set forth in Paragraph 27-2 of Implementation Guidance on Accounting Standard for Fair Value Measurement, the Company has prospectively adopted the new accounting policy set forth in Implementation Guidance on Accounting Standard for Fair Value Measurement. There are no effects on consolidated financial statements due to the application of the Implementation Guidance.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2022	September 30, 2022

Assets:
Cash and due from banks	¥ 74,792,123	¥ 70,792,739
Call loans and bills bought	1,965,134	6,966,151
Receivables under resale agreements	6,035,507	4,939,894
Receivables under securities borrowing transactions	5,649,632	5,164,745
Monetary claims bought	5,370,377	5,750,967
Trading assets	7,351,878	9,457,976
Money held in trust	310	9,698
Securities	38,538,724	32,550,380
Loans and bills discounted	90,834,056	100,873,464
Foreign exchanges	2,812,104	2,867,296
Lease receivables and investment assets	228,608	232,348
Other assets	10,175,873	15,309,545
Tangible fixed assets	1,457,254	1,545,628
Intangible fixed assets	898,817	927,683
Net defined benefit asset	623,045	642,198
Deferred tax assets	66,720	94,666
Customers’ liabilities for acceptances and guarantees	11,722,239	14,425,845
Reserve for possible loan losses	(817,784)	(802,454)

Total assets	¥ 257,704,625	¥ 271,748,777

Liabilities:
Deposits	¥ 148,585,460	¥ 157,082,471
Negotiable certificates of deposit	13,069,796	14,513,066
Call money and bills sold	1,129,999	1,157,518
Payables under repurchase agreements	19,359,965	16,409,654
Payables under securities lending transactions	1,580,580	1,155,189
Commercial paper	1,866,366	2,161,263
Trading liabilities	6,377,968	8,630,950
Borrowed money	18,877,990	11,977,900
Foreign exchanges	1,216,893	1,576,112
Short-term bonds	442,000	317,000
Bonds	9,808,107	10,595,969
Due to trust account	2,443,873	2,354,852
Other liabilities	8,415,621	16,251,302
Reserve for employee bonuses	89,894	57,076
Reserve for executive bonuses	4,064	—
Net defined benefit liability	40,864	36,224
Reserve for executive retirement benefits	1,087	995
Reserve for point service program	25,000	27,227
Reserve for reimbursement of deposits	5,767	2,846
Reserve for losses on interest repayment	135,084	117,817
Reserves under the special laws	3,902	3,902
Deferred tax liabilities	275,570	103,612
Deferred tax liabilities for land revaluation	29,193	29,132
Acceptances and guarantees	11,722,239	14,425,845

Total liabilities	245,507,293	258,987,935

Net assets:
Capital stock	2,341,878	2,342,537
Capital surplus	693,664	694,052
Retained earnings	6,916,468	7,297,926
Treasury stock	(13,402)	(13,116)

Total stockholders’ equity	9,938,608	10,321,399

Net unrealized gains (losses) on other securities	1,632,080	960,324
Net deferred gains (losses) on hedges	(80,061)	42,636
Land revaluation excess	36,320	36,307
Foreign currency translation adjustments	450,143	1,179,188
Accumulated remeasurements of defined benefit plans	121,123	112,919

Total accumulated other comprehensive income	2,159,606	2,331,376

Stock acquisition rights	1,475	1,201
Non-controlling interests	97,641	106,864

Total net assets	12,197,331	12,760,842

Total liabilities and net assets	¥ 257,704,625	¥ 271,748,777

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen
Six months ended September 30	2021	2022
Ordinary income	¥1,965,482	¥2,916,911
Interest income	891,702	1,533,167
Interest on loans and discounts	643,762	1,042,032
Interest and dividends on securities	165,896	216,433
Trust fees	2,630	3,044
Fees and commissions	668,871	703,822
Trading income	122,300	8,807
Other operating income	124,489	461,639
Other income	155,487	206,430
Ordinary expenses	1,335,454	2,190,840
Interest expenses	179,504	659,577
Interest on deposits	40,751	230,104
Fees and commissions payments	113,999	115,529
Trading losses	142	111,252
Other operating expenses	85,061	191,766
General and administrative expenses	875,934	962,562
Other expenses	80,810	150,152
Ordinary profit	630,028	726,071
Extraordinary gains	1,413	378
Extraordinary losses	4,681	1,775
Income before income taxes	626,759	724,674
Income taxes-current	112,720	146,053
Income taxes-deferred	54,679	47,692
Income taxes	167,399	193,746
Profit	459,359	530,927
Profit attributable to non-controlling interests	3,291	5,500
Profit attributable to owners of parent	¥456,068	¥525,427

(Consolidated statements of comprehensive income)
	Millions of yen
Six months ended September 30	2021	2022
Profit	¥459,359	¥530,927
Other comprehensive income	155,541	174,433
Net unrealized gains (losses) on other securities	97,429	(668,609)
Net deferred gains (losses) on hedges	(25,465)	98,664
Foreign currency translation adjustments	69,274	644,993
Remeasurements of defined benefit plans	(9,773)	(8,200)
Share of other comprehensive income of affiliates	24,075	107,585
Total comprehensive income	614,901	705,361
Comprehensive income attributable to owners of parent	611,157	697,209
Comprehensive income attributable to non-controlling interests	3,743	8,151

Sumitomo Mitsui Financial Group, Inc.

(3) Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2021	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,341,274	¥693,205	¥6,492,586	¥(13,698)	¥9,513,367
Cumulative effects of changes in accounting policies			(8,502)		(8,502)
Restated balance	2,341,274	693,205	6,484,083	(13,698)	9,504,865
Changes in the period
Issuance of new stock	603	603			1,207
Cash dividends			(130,190)		(130,190)
Profit attributable to owners of parent			456,068		456,068
Purchase of treasury stock				(37)	(37)
Disposal of treasury stock		(32)		327	295
Changes in shareholders’ interest due to transaction with non-controlling interests		(195)			(195)
Reversal of land revaluation excess			(94)		(94)
Transfer from retained earnings to capital surplus		32	(32)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	603	408	325,751	289	327,052

Balance at the end of the period	¥2,341,878	¥693,614	¥6,809,834	¥(13,409)	¥9,831,917

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2021	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥2,094,605	¥14,723	¥36,251	¥40,390	¥127,080	¥2,313,051
Cumulative effects of changes in accounting policies
Restated balance	2,094,605	14,723	36,251	40,390	127,080	2,313,051
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	97,699	(25,552)	94	92,624	(9,682)	155,183

Net changes in the period	97,699	(25,552)	94	92,624	(9,682)	155,183

Balance at the end of the period	¥2,192,305	¥(10,828)	¥36,345	¥133,014	¥117,398	¥2,468,234

	Millions of yen
Six months ended September 30, 2021	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥1,791	¥70,836	¥11,899,046
Cumulative effects of changes in accounting policies			(8,502)
Restated balance	1,791	70,836	11,890,544
Changes in the period
Issuance of new stock			1,207
Cash dividends			(130,190)
Profit attributable to owners of parent			456,068
Purchase of treasury stock			(37)
Disposal of treasury stock			295
Changes in shareholders’ interest due to transaction with non-controlling interests			(195)
Reversal of land revaluation excess			(94)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(292)	3,529	158,420

Net changes in the period	(292)	3,529	485,473

Balance at the end of the period	¥1,498	¥74,365	¥12,376,017

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2022	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,341,878	¥693,664	¥6,916,468	¥(13,402)	¥9,938,608
Changes in the period
Issuance of new stock	658	658			1,317
Cash dividends			(143,936)		(143,936)
Profit attributable to owners of parent			525,427		525,427
Purchase of treasury stock				(34)	(34)
Disposal of treasury stock		(45)		320	274
Changes in shareholders’ interest due to transaction with non-controlling interests		(270)			(270)
Reversal of land revaluation excess			12		12
Transfer from retained earnings to capital surplus		45	(45)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	658	387	381,458	285	382,790

Balance at the end of the period	¥2,342,537	¥694,052	¥7,297,926	¥(13,116)	¥10,321,399

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2022	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥1,632,080	¥(80,061)	¥36,320	¥450,143	¥121,123	¥2,159,606
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(671,756)	122,697	(12)	729,045	(8,204)	171,769

Net changes in the period	(671,756)	122,697	(12)	729,045	(8,204)	171,769

Balance at the end of the period	¥960,324	¥42,636	¥36,307	¥1,179,188	¥112,919	¥2,331,376

	Millions of yen
Six months ended September 30, 2022	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥1,475	¥97,641	¥12,197,331
Changes in the period
Issuance of new stock			1,317
Cash dividends			(143,936)
Profit attributable to owners of parent			525,427
Purchase of treasury stock			(34)
Disposal of treasury stock			274
Changes in shareholders’ interest due to transaction with non-controlling interests			(270)
Reversal of land revaluation excess			12
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(273)	9,223	180,719

Net changes in the period	(273)	9,223	563,510

Balance at the end of the period	¥1,201	¥106,864	¥12,760,842

Sumitomo Mitsui Financial Group, Inc.

(4) Note on going concern

Not applicable.